EXHIBIT 4.12

Exhibit 4.12

INSTRUMENT OF
AMENDMENT TO THE
MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

The MDU Resources Group, Inc. 401(k) Retirement Plan, as amended and restated December 1, 2006 (the “Plan”), is hereby further amended, effective as of January 1, 2007, unless otherwise indicated, as follows:

1.	By adding the following new sentence at the end of Section 3.1(b) of the Plan:

An Employer may withhold a Participant’s Savings Contributions from any portion of the Participant’s taxable income (without regard to whether such taxable income constitutes “Compensation” under the Plan) so long as the applicable deferral limits set forth in Section 3.1(a) above are not exceeded.

Explanation:  This change adds an administrative rule of convenience designed to prevent operational errors if participant deferrals are inadvertently withheld from a different compensation source.

2.	By adding the following at the end of Section 4.7 of the Plan:

With respect to any portion of a distribution from the Plan on behalf of a deceased Participant made on or after January 1, 2007, if a direct trustee-to-trustee transfer is made to an individual retirement plan described in Section 408(a) or (b) of the Code (an “IRA”), which IRA is established for the purpose of receiving the distribution on behalf of an individual who is a designated beneficiary (as defined by Section 401(a)(9)(E) of the Code) of the Participant and who is not the surviving spouse of the Participant, then the transfer shall be treated as an eligible rollover distribution for purposes of this Plan and Section 402(c) of the Code.  For purposes of this subsection, the IRA of the non-spouse beneficiary is treated as an inherited IRA within the meaning of Section 408(d)(3)(C) of the Code. The Plan may make a direct rollover to an IRA on behalf of a trust where the trust is the designated beneficiary of a Participant, provided (1) the beneficiaries of the trust meet the requirements of a designated beneficiary described above; (2) the IRA is established in accordance with Internal Revenue Service guidance, with the trust identified as the beneficiary; and (3) the trust meets the requirements set forth in Treasury Regulation Section 1.401(a)(9)-4, Q&A-5. The rules of this Section shall be interpreted consistent with regulations or other guidance prescribed by the Internal Revenue Service under Section 402(c)(11) of the Code.

Explanation:  This change allows designated (non-spouse) beneficiaries to roll over distributions of deceased participants’ accounts as permitted by the recent Pension Protection Act.

3.	By substituting the following for Section 4.8(b) of the Plan in its entirety:

(b)           Each loan must be evidenced by a promissory note prepared in a form approved by the Committee and shall bear interest at a commercially reasonable rate as determined by the Committee; provided however, that the applicable interest rate shall not exceed six percent (6%) during any period that the Participant receiving the loan is on military leave, in accordance with the Servicemembers Civil Relief Act. The repayment of any loan must be made in at least quarterly installments of principal and interest; provided, however, that this quarterly amortization requirement shall not apply while a Participant is on a leave of absence (for a period, not longer than one year), if the following conditions are met:  (i) the Participant is on leave either without pay from the Employer, or at a rate of pay (after income and employment tax withholding) that is less than the amount of the installment payments required under the terms of the loan; (ii) the loan must be repaid by the latest date permitted under Section 4.8(c), below, and (iii) the installments due after the leave of absence ends (or if earlier, upon the expiration of the first year of the leave of absence) must not be less than those required under the terms of the original loan.

Explanation:  This change adds language to the plan to (1) extend the loan repayment rights of employees during a leave of absence, including seasonal employee layoffs, and (2) to clarify that Participants on a qualified military leave shall not be charged greater than 6% interest.

4.	By adding the following after the first sentence following Section 4.8(c) of the Plan:

If a Participant’s employment is involuntarily terminated in connection with the sale, outsourcing or other divestiture of an Employer, then the Committee may establish uniform rules pursuant to which a Participant may elect a rollover of his or her outstanding loan to an eligible retirement plan.

Explanation:  This change adds language to the plan to allow the rollover of loan notes, specifically, Colorado Energy Management, LLC.

5.	Effective as of July 10, 2007, by substituting the following for the “Colorado Energy Management” provision in Schedule A of the Plan:

Colorado Energy Management, Inc. (“CEM”) shall make a matching contribution equal to one hundred percent (100%) of each CEM employee’s participating savings contribution, up to the maximum savings contribution of five percent (5%) of compensation for each pay period; provided, however, effective as of July 10, 2007, CEM shall no longer be a Participating Affiliate under the terms of the Plan and correspondingly shall not make a matching contribution for any pay period beginning on or after July 10, 2007.

Effective May 15, 2004 and as amended July 10, 2007.

Explanation:  This change provides that effective July 10, 2007, Colorado Energy Management shall no longer be a participating affiliate in the plan and provides that no further matching contributions will be made on behalf of employees of Colorado Energy Management, effective July 10, 2007.

IN WITNESS WHEREOF, MDU Resources Group, Inc., as Sponsoring Employer of the Plan, has caused this amendment to be duly executed by a member of the MDU Resources Group, Inc. Employee Benefits Administrative Committee on this 29th day of August, 2007.

MDU RESOURCES GROUP, INC. EMPLOYEE BENEFITS ADMINISTRATIVE COMMITTEE

By:	/s/ Vernon A. Raile
Vernon A. Raile, Acting Chairman